UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

EMPLOYEE STOCK REPURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2017

Commission file number:	1-13988

Adtalem Global Education Inc. Nonqualified Deferred Compensation Plan
A.	Full title of the plan:

ADTALEM GLOBAL EDUCATION INC.
500 WEST MONROE
CHICAGO, ILLINOIS 60661
B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

REQUIRED INFORMATION

The Plan’s audited financial statements and other required information are included on pages 2-12.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following administrator of the Adtalem Global Education Inc. Nonqualified Deferred Compensation Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

		Adtalem Global Education Inc. Nonqualified Deferred Compensation Plan
		(Name of Plan)

Date:	March 21, 2018	By:	/s/Patrick Unzicker
			Patrick Unzicker – Senior Vice President, Chief Financial Officer and Treasurer

		Total Number of Pages	12

ADTALEM GLOBAL EDUCATION INC.

NONQUALIFIED DEFERRED COMPENSATION PLAN

REPORT ON AUDITED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016 AND

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

ADTALEM GLOBAL EDUCATION INC.

NONQUALIFIED DEFERRED COMPENSATION PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Financial Position	4

Statements of Changes in Plan Equity	5

Notes to Financial Statements	6 – 10

Consent of Independent Registered Public Accounting Firm	11

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Report of Independent Registered Public Accounting Firm

To the Audit and Finance Committee

Adtalem Global Education Inc. Nonqualified Deferred Compensation Plan

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Adtalem Global Education Inc. Nonqualified Deferred Compensation Plan (f.k.a DeVry Education Group Inc. Nonqualified Deferred Compensation Plan) (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in plan equity for the years ended December 31, 2017, 2016 and 2015, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Plan as of December 31, 2017 and 2016, and the changes in plan equity for the years ended December 31, 2017, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Plan’s auditor since 2009.

Indianapolis, Indiana

March 21, 2018

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ADTALEM GLOBAL EDUCATION INC.

NONQUALIFIED DEFERRED COMPENSATION PLAN

STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2017 AND 2016

	2017	2016
Assets:
Receivable from Adtalem Global Education Inc.	$22,082,043	$22,103,208

Plan Equity:
Plan Equity	$22,082,043	$22,103,208

Total Liabilities and Equity	$22,082,043	$22,103,208

The accompanying notes are an integral part of these financial statements.

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ADTALEM GLOBAL EDUCATION INC.

NONQUALIFIED DEFERRED COMPENSATION PLAN

STATEMENTS OF CHANGES IN PLAN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Year Ended December 31
	2017	2016	2015
Increases (Decreases) in Plan Equity attributed to:
Investment income from interest and dividends of notional investments	$484,430	$695,297	$654,660
Net appreciation (depreciation) in fair value of notional investments	2,161,451	1,033,998	(917,349)
Net notional investment income (loss)	2,645,881	1,729,295	(262,689)
Participant deferrals to notional investments	1,675,535	1,721,726	1,964,737
Adtalem employer allocations to notional investments	288,893	468,548	584,205
Participant distributions from notional investments	(4,631,474)	(2,357,798)	(2,618,101)
Net Increase (Decrease) in Plan Equity	(21,165)	1,561,771	(331,848)
Plan Equity at Beginning of Year	22,103,208	20,541,437	20,873,285
Plan Equity at End of Year	$22,082,043	$22,103,208	$20,541,437

The accompanying notes are an integral part of these financial statements.

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ADTALEM GLOBAL EDUCATION INC.

NONQUALIFIED DEFERRED COMPENSATION PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of the Adtalem Global Education Inc. Nonqualified Deferred Compensation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan became effective September 1, 1999 and was last amended and restated effective May 25, 2014. Generally, the purpose of the Plan is to permit a select group of employees of Adtalem Global Education Inc. and its subsidiaries (“Adtalem”) and Adtalem’s Board of Directors to defer the receipt of compensation or board fees for personal income tax purposes that would otherwise be payable to them. It is intended that the Plan, by providing this deferral opportunity, will assist Adtalem in retaining and attracting individuals of exceptional ability by providing them with this benefit. Participation in the plan is voluntary, however, in the event that an eligible participant of the Plan is eligible for Success Sharing contributions in excess of the Internal Revenue Service compensation limit and is not actively participating within the Plan, he/she would automatically be enrolled in the Plan and receive contributions in the amount of the excess Success Sharing contributions.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code (IRC), and is generally not subject to the Employee Retirement Income Security Act of 1974.

The Plan is administered by the Compensation Committee of the Board of Directors of Adtalem.

On May 24, 2017, DeVry Education Group Inc. changed its name from DeVry Education Group Inc. to Adtalem Global Education Inc. Therefore, the name of the Plan changed from DeVry Education Group Inc. Nonqualified Deferred Compensation Plan to Adtalem Global Education Inc. Nonqualified Deferred Compensation Plan.

Participation Eligibility and Deferrals

Plan participation is limited to Adtalem’s Board of Directors and those key employees of Adtalem who are designated by senior management as approved by the Compensation Committee of Adtalem’s Board of Directors. The Plan permits the deferral of up to 50% of a participant’s salary, and up to 100% of a participant’s bonus or Board of Director’s fee. Participant deferrals are credited to a book account and are deemed invested in notional investment funds (“notional investments”) selected by the participant from the investment options offered in the Plan. The notional investments available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of Adtalem or the Trust described below, or in any notional investments in which deferrals are deemed to be invested, by virtue of any investment election. Investment gains and losses are credited or charged to a participant’s notional account based on earnings or losses in the selected notional investments.

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A participant may allocate his/her deferrals into a Retirement Account and/or up to two In-Service Accounts. A Retirement Account is used to defer current compensation until the participant’s retirement from Adtalem. Participants may elect to receive Retirement Distributions in a lump sum payment or annual installments for a period up to fifteen years. Payments commence as soon as possible after the January (or six months, if later) following the date of the participant’s retirement, and any installment payments are made on or about the anniversary of the initial payment. In-Service Accounts are used to defer current compensation for at least a two-year period after the first year that a participant elects to defer compensation into an In-Service Account. A participant may elect to receive In-Service Account distributions in a lump-sum or up to ten annual installments. Effective January 1, 2012, each year, a new subaccount is established and different distribution elections may be made.

Participant deferrals are made by payroll deductions and are determined each pay period by multiplying the participant’s selected deferral rate then in effect by his/her eligible salary and/or bonus for such period. The participant’s account is credited with an amount equal to the payroll deduction as soon as practical after the date such amount otherwise would have been paid to the participant in cash.

A participant can designate and change on a daily basis the proportions in which his/her ongoing notional account balances are allocated among the Plan’s notional investments. The minimum allocation to each fund is 1%. However, investments in the Adtalem Global Education Inc. Common Stock Fund may be made only with current period deferrals. Prior account balances may not be allocated to this fund. Effective January 1, 2012, current period deferrals in the Adtalem Global Education Inc. Common Stock Fund are limited to 25%. Effective February 13, 2013, an Adtalem Board of Directors participant can notionally allocate any amount, in increments of 1%, to the Adtalem Global Education Inc.’s Common Stock Fund.

Employer Allocations to Participants

For each year during which a participant has made the maximum elective contributions under the Adtalem Success Sharing Retirement Plan (“401(k) Plan”), Adtalem will credit that participant’s notional account in the Plan an amount equal to the 401(k) Plan match of 4% and any discretionary contribution which was not made due to Section 401(a) (17) of the IRC compensation limits, as indexed ($270,000 in 2017). In order to qualify for these employer allocations, the participant must defer a minimum of 4% of his/her total compensation to the Plan and must elect to make the maximum contribution permitted in Adtalem’s 401(k) Plan. Adtalem may also credit a participant’s account for contributions provided under employment agreements. Effective January 1, 2012, the maximum deferral percentage and the related employer match increased from 2% to 4%, and participants can receive discretionary contributions even if they are not making elective contributions.

Vesting

Participants are fully vested in their deferrals, Adtalem employer match, and related notional investment earnings and losses at all times. Effective January 1, 2012 participants vest in employer discretionary contributions credited to their account on and after July 1, 2012 on a five-year vesting schedule of 20% per year.

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Distributions

Amounts credited to a participant’s account will be payable upon the earlier of a Specified Date, as defined below, or the participant’s separation from service. Separation from service means a participant’s termination of employment or services as a Board of Director with Adtalem, including the retirement or death of a participant. The Specified Date is defined as the date the participant elected to receive distributions from the In-Service Accounts. Distribution elections once made are fixed. Only limited changes in such elections are permitted under Section 409A of the IRC.

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan Administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need. In addition, participants are limited to one hardship withdrawal per year. Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for twelve months.

Distributions to participants are payable in cash.

Forfeitures

Any portion of a participant’s notional account balance in which the participant is not vested upon termination of employment constitutes forfeiture. Forfeitures of $7,833 and $5,175, during the plan years ended December 31, 2016 and 2015, were used to reduce the Plan receivable from Adtalem Global Education as of December 31, 2016 and 2015. There were no forfeitures used during the plan year ended December 31, 2017.

Trust

The Plan is an unfunded plan. The obligation to make benefit payments under the Plan is solely the obligation of Adtalem. However, Adtalem may establish one or more trusts to assist in the payment of benefits. Adtalem has established a Grantor (Rabbi) Trust (the “Trust”) for the Plan, in which Wells Fargo serves as the trustee. The Trust shall be governed by and subject to the terms of a trust agreement entered into between Adtalem, as grantor, and the trustee. Although Adtalem maintains the Trust to accumulate certain assets to assist Adtalem in meeting its obligations under the Plan, the Plan has no investments of its own. The sole asset of the Plan is a receivable from Adtalem in an amount equal to the value of all participants’ accounts. Plan participants are considered to be unsecured creditors, with no secured or preferential rights to any assets of Adtalem. Assets held by the Trust are available to Adtalem’s general creditors in the event of insolvency of Adtalem.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

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Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Receivable from Adtalem

The Plan is unfunded with benefits paid solely out of the general assets of Adtalem. The Plan records a receivable from Adtalem equal to the sum of all participants’ account balances. The carrying value of the receivable approximates fair value.

Valuation of Notional Investments and Income Recognition

Notional investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Theoretical purchases and sales of securities within the notional accounts are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Plan Equity the net appreciation (depreciation) in the fair value of its notional investments which consists of the related gains (losses) and the change in the unrealized appreciation (depreciation) on those investments from the prior period. Dividends of the notional investments are recorded on the ex-dividend date. Interest income of the notional investments is recorded on the accrual basis.

Administrative Expenses of the Plan

All administrative expenses of the Plan are paid by Adtalem.

Subsequent Events

The Plan administrator monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events of which the Plan administrator was aware were evaluated through the date that these financial statements were issued.

3.	Income Tax Status

The Plan is established as an unfunded deferred compensation plan under the IRC and is not subject to federal income tax. A participant will not incur federal income tax liability when the compensation is deferred pursuant to the Plan or when investment gains and losses are credited or charged to a participant’s account. Rather, a participant will incur federal income tax liability for such contributions and related investment income only when distributions are made to a participant.

The Plan is not qualified under Section 401(a) of the IRC and is generally not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

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4.	Plan Termination

Adtalem’s Board of Directors may, in its sole discretion, terminate the entire Plan, or terminate a portion of the Plan that is identified as an elective account balance plan as defined in Section 409A of the IRC. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless Adtalem elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the IRC.

5.	Investment Risk

The amount of the Plan’s receivable from Adtalem is based in part on the performance of the notional investment options including Adtalem Global Education Inc. Common Stock, a number of mutual funds, and an insurance contract. The performance of these notional investment options are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

6.	Related-Parties and Party-in-Interest Transactions

At December 31, 2017, the Plan’s notional investment in Adtalem Global Education Inc. Common Stock was 6,618.0 shares valued at $278,288. At December 31, 2016, the Plan’s notional investment in Adtalem Global Education Inc. Common Stock was 7,318.4 shares valued at $228,335.

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